UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7888

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
     On or about March 30, 2006, STATS ChipPAC Ltd. (the “Company”) began distribution of the Company’s Notice of 12th Annual General Meeting to be held on April 25, 2006, Proxy Statement, and Annual Report to Shareholders for the year 2005.
     The Company’s Annual Report to Shareholders is accompanied by its letter to shareholders and consists of an abridged Management Discussion and Analysis, Consolidated Financial Statements, Unconsolidated Balance Sheet and Supplementary Information.
     The Company’s complete Management Discussion and Analysis and Consolidated Financial Statements were included in the Company’s annual report on Form 20-F which the Company filed with the United States Securities and Exchange Commission on February 28, 2006. Copies of the Company’s Notice of 12th Annual General Meeting and Proxy Statement, and Annual Report to Shareholders are attached as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibits

99.1	Notice of 12th Annual General Meeting and Proxy Statement

99.2	Annual Report to Shareholders for the year 2005

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Notice of 12th Annual General Meeting and Proxy Statement
Ex-99.2 Annual Report to Shareholders for the year 2005
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2006

STATS CHIPPAC LTD.

By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ Michael G. Potter

Name:	Michael G. Potter
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of 12th Annual General Meeting and Proxy Statement

99.2	Annual Report to Shareholders for the year 2005